Exhibit 99.2

GERDAU S.A.

CNPJ No. 33.611.500/0001-19

NIRE 35300520696

Publicly Traded Company

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD AT THE HEADQUARTERS, AT AVENIDA DOUTORA RUTH CARDOSO, 8501, 8º ANDAR, CONJUNTO 2, PINHEIROS, SÃO PAULO, SP, BRAZIL, AT 9:40 AM, on NOVEMBER 8, 2022.

1. The meeting was attended by all the members of the Board of Directors, pursuant to the Internal Regulations, as well as the Supervisory Board, chaired by Guilherme Chagas Gerdau Johannpeter, with Fábio Eduardo de Pieri Spina acting as secretary.

2. The Board, pursuant to § 8 of Article 19 and Article 6, § 5, item “w” of the Bylaws, unanimously decided to approve the proposal of the Executive Board, dated 11/7/2022, relating to the credit on 11/21/2022 and payment to shareholders, as from 12/14/2022, of (i) interest on equity calculated at a rate of forty-two centavos (R$0.42) per share, common and preferred, and (ii) dividends calculated at a rate of one Brazilian real and seventy-three centavos (R$1.73) per share, common and preferred, registered in the records of the Depository Institution of the Company’s Shares, on the credit date. Considering the outstanding shares on the present date, the payment of (i) interest on equity represents the amount of six hundred and ninety-eight million, six hundred and ninety-three thousand, nine hundred and forty-eight seven Brazilian reais and sixty-two centavos (R$698,693,947.62), and that of (ii) dividends represent the amount of two billion, eight hundred and seventy-seven million, nine hundred and fifty-three thousand, six hundred and forty-one Brazilian reais and forty centavos (R$2,877,953,641.40) and constitute the anticipation of the minimum mandatory dividend stipulated in the Bylaws, referring to the current fiscal year. The amounts of interest on equity will be paid with withholding income tax at source, in accordance with current legislation, with the exception of corporate shareholders who are exempt from withholding income tax at source and who prove this condition by 11/23/2022.

3. The Board of Directors, after discussing the matter, pursuant to the Company’s Bylaws and CVM Resolution No. 77, of March 29, 2022, unanimously approved the cancellation of 1,697,538 common shares and 44,564,000 preferred shares, all without par value, issued by the Company, without reducing the value of the capital stock. As a result of the cancellation of shares herein approved, the Company’s capital stock is now divided into 571,929,945 common shares and 1,101,467,245 preferred shares, all without par value. The respective amendment to Article 4 of the Company’s Bylaws to reflect the cancellation of shares will be resolved at a general meeting to be convened in due course. The Company’s managers are hereby authorized to take all the necessary measures to implement the resolution herein approved.

4. Without further ado, the meeting was adjourned. Signatures: Board: Guilherme Chagas Gerdau Johannpeter (Chairman) and Fábio Eduardo de Pieri Spina (Secretary). Directors: Guilherme Chagas Gerdau Johannpeter (Chairman), André Bier Gerdau Johannpeter (Deputy Chairman), Claudio Johannpeter (Deputy Chairman), Gustavo Werneck da Cunha, Claudia Sender Ramirez, Augusto Braúna Pinheiro, and Alberto Fernandes (Directors).

Declaration

I hereby declare that this is a true copy of the minutes transcribed in the relevant book.

São Paulo, November 8, 2022

Fábio Eduardo de Pieri Spina

Secretary